UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-Held Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33.3.0015258-0 Publicly-Held Company

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi, which currently operates in all of the States of Brazil, through 14 Brasil Telecom Celular S.A., was declared the winner of four of the 15 second generation (2G) frequency lots auctioned by Anatel.

The lots acquired, the frequency bands and the prices to be paid are summarized below:

Lot	States / Region	Bandwidth in MHZ	Price (in thousands of R$)	Premium Paid (%)
44	States of Acre, Goiás (part), Mato Grosso do Sul (Area Code 67), Mato Grosso, Rondônia, Tocantins and the Federal District	5 MHz	15,878.2	3.00
45	State of Rio Grande do Sul, except the municipalities of Pelotas, Morro Redondo, Capão do Leão and Turuçu	5 MHz	10,645.0	3.00
49	Region II of the General Plan of Authorizations for Personal Mobile Services (PGA-SMP) (excluding parts of the States of Goiás, Mato Grosso do Sul and municipalities with Area Code 43 (part of the State of Paraná)	10 MHz	77,523.1	0.00
51	Part of the State of Goiás and municipalities with Area Code 67 (part of the State of Mato Grosso do Sul)	10 MHz	6,551.9	3.00

Total			110,598.3	0.88

With the acquisition of these 2G licenses, Oi strengthens its infrastructure and spectral capacity strategy, allowing for diverse future uses for these frequency bands.

Rio de Janeiro, December 6, 2011

Alex Waldemar Zornig

Chief Financial Officer and Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

BRASIL TELECOM S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer